UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date of Report: May 13, 2011
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐          No ☑

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY LNG PARTNERS
REPORTS FIRST QUARTER RESULTS
Highlights
•	Generated distributable cash flow of $39.1 million in the first quarter of 2011, an increase of 15 percent from the first quarter of 2010.
•	Declared first quarter 2011 cash distribution of $0.63 per unit.
•	Agreed to acquire Teekay Corporation’s 33 percent interest in four LNG carrier newbuildings scheduled to deliver in 2011 and 2012.
•	Partnership’s total liquidity increased to approximately $600 million as at May 1, 2011.
Hamilton, Bermuda, May 12, 2011 — Teekay GP LLC, the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) today reported its results for the quarter ended March 31, 2011. During the first quarter of 2011, the Partnership generated distributable cash flow(1) of $39.1 million, compared to $33.9 million in the same quarter of the previous year. The increase primarily reflects the incremental distributable cash flow resulting from a full quarter of revenue from the Partnership’s acquisition of three vessels in March 2010, the Partnership’s November 2010 acquisition of a 50 percent interest in two LNG carriers, and reduced off-hire days relating to scheduled drydockings.
On April 21, 2011, the Partnership declared a cash distribution of $0.63 per unit for the quarter ended March 31, 2011. The cash distribution is payable on May 13, 2011 to all unitholders of record on May 6, 2011.
“The Partnership’s first quarter results reflect the stable cash flows generated by our fixed-rate contract portfolio of vessels and include a full quarter contribution from the Exmar vessel interests we acquired in November 2010,” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC. “We look forward to further distributable cash flow growth as the Partnership takes delivery of new gas carriers supported by long-term fixed-rate contracts in the near future, including the 33 percent interest in four Angola LNG carrier newbuildings which will begin delivering in the second half of 2011.”
Mr. Evensen continued, “After a period of slower growth in the LNG sector, activity is picking up with an increasing number of projects for both traditional LNG transportation and floating storage and regasification units, or FSRUs, coming up for tender. In addition, with its substantial level of available liquidity, the Partnership will continue to evaluate opportunities to acquire high quality third party assets servicing long-term contracts, which should further drive distributable cash flow growth.”

(1)
Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

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Teekay LNG’s Fleet
The following table summarizes the Partnership’s fleet as of May 1, 2011:

	Number of Vessels
	Delivered		Committed
	Vessels		Vessels		Total
LNG Carrier Fleet	17	(1)	4	(2)	21
LPG/Multigas Carrier Fleet	2		3	(3)	5
Conventional Tanker Fleet	11		—		11

Total	30		7		37

(1)	Includes a 50 percent interest in a FSRU unit.

(2)	Represents a 33 percent interest in four Angola LNG carriers under construction, as described below.

(3)	Represents the three Skaugen LPG/Multigas carriers currently under construction, as described below.
Future Projects
Below is a summary of LNG and LPG/Multigas newbuildings that the Partnership has agreed to acquire:
Skaugen LPG/Multigas
The Partnership has agreed to acquire one LPG carrier from a subsidiary of IM Skaugen ASA (Skaugen) and two Multigas carriers from Teekay Corporation (Teekay). The three LPG/Multigas carriers are currently under construction and are expected to be delivered in 2011. Upon delivery, the vessels will commence service under 15-year fixed-rate charters to Skaugen.
Angola LNG
A consortium in which Teekay has a one-third interest, has agreed to charter four newbuilding LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron, Sonangol, BP, Total and ENI. The vessels will be chartered at fixed rates, with inflation adjustments, following their deliveries. The vessels are currently under construction and are expected to deliver during 2011 and 2012. In March 2011, the Partnership agreed to purchase Teekay Corporation’s 33 percent interest in these vessels and related charter contracts concurrent with their respective deliveries.
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Financial Summary
The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $25.9 million for the quarter ended March 31, 2011, compared to $21.4 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items which had the net effect of decreasing net income by $0.9 million and increasing net income by $7.1 million for the three months ended March 31, 2011 and 2010, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $25.0 million and $28.5 million for the three months ended March 31, 2011 and 2010, respectively.
For accounting purposes, the Partnership is required to recognize the changes in the fair value of its derivative instruments on the consolidated statements of income. This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the consolidated statements of income as detailed in footnote 2 of the Summary Consolidated Statements of Income.
The Partnership’s financial statements for the prior periods include historical results of vessels acquired by the Partnership from Teekay, referred to herein as the Dropdown Predecessor, for the period when these vessels were owned and operated by Teekay.
Operating Results
The following table highlights certain financial information for Teekay LNG’s segments: the Liquefied Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended			Three Months Ended
	March 31, 2011			March 31, 2010
	(unaudited)			(unaudited)
	Liquefied	Conventional		Liquefied	Conventional
	Gas	Tanker		Gas	Tanker
(in thousands of U.S. dollars)	Segment	Segment	Total	Segment	Segment(i)	Total
Net voyage revenues(ii)	65,784	27,065	92,849	65,813	26,538	92,351
Vessel operating expenses	11,077	9,730	20,807	11,416	9,612	21,028
Depreciation and amortization	15,124	7,225	22,349	15,238	6,918	22,156
Cash flow from vessel operations(iii)	52,742	14,333	67,075	52,914	9,902	62,816

(i)
Cash flow from vessel operations for the Conventional Tanker segment only reflects the cash flows generated by the Alexander Spirit, Hamilton Spirit and Bermuda Spirit subsequent to their acquisition by the Partnership on March 17, 2010. Results for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit for the periods prior to their acquisition by the Partnership when they were owned and operated by Teekay are referred to as the Dropdown Predecessor.

(ii)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(iii)
Cash flow from vessel operations represents income from vessel operations before (a) depreciation and amortization expense, (b) Dropdown Predecessor’s income from vessel operations and (c) adjusting for direct financing leases to a cash basis. However, the Partnership’s cash flow from vessel operations does not include the Partnership’s equity accounted investee’s cash flow from vessel operations. Cash flow from vessel operations is included because certain investors use this data to measure a company’s financial performance. Cash flow from vessel operations is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States.

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Liquefied Gas Segment
Cash flow from vessel operations from the Partnership’s Liquefied Gas segment decreased slightly to $52.7 million in the first quarter of 2011 from $52.9 million in the same quarter of the prior year. This decrease is primarily due to the sale of the Dania Spirit LPG carrier in November 2010, partially offset by fewer off-hire days in the first quarter of 2011 relating to scheduled drydockings. Cash flow from vessel operations, as reported in the above table, does not include cash flow of $12.9 million for the three months ended March 31, 2011 from the Partnership’s two equity-accounted joint ventures, RasGas 3 and Exmar.
Conventional Tanker Segment
Cash flow from vessel operations from the Partnership’s Conventional Tanker segment increased to $14.3 million in the first quarter of 2011 from $9.9 million in the same quarter of the prior year. The increase is primarily due to a full quarter of operations from the two Suezmax tankers and one Handymax tanker that were acquired from Teekay late in the first quarter of 2010.
Liquidity
As of March 31, 2011, the Partnership had total liquidity of $437.6 million, comprised of $72.6 million in cash and cash equivalents and $365.0 million in undrawn credit facilities. Total liquidity increased from $437.6 million to approximately $600 million as at May 1, 2011, primarily as a result of the Partnership’s recently completed equity offering, which provided net proceeds to the Partnership of approximately $161.6 million, including proceeds received upon the partial exercise of the underwriter’s over-allotment option.
Availability of 2010 Annual Report
Teekay LNG Partners L.P. filed its 2010 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 4, 2011, amended on April 29, 2011 to include XBRL. Copies are available on Teekay LNG’s web site, under “Investor Briefcase”, at www.teekaylng.com. Unitholders may request a printed copy of this annual report, including the complete audited financial statements free of charge by contacting Teekay LNG’s Investor Relations.
Conference Call
The Partnership plans to host a conference call on May 13, 2011 at 11:00 a.m. (ET) to discuss the results for the first quarter of 2011. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•	By dialing (866) 399-6716 or (416) 640-5933, if outside North America, and quoting conference ID code 7351063.
•	By accessing the webcast, which will be available on Teekay LNG’s Web site at www.teekaylng.com (the archive will remain on the web site for a period of 30 days).
A supporting First Quarter 2011 Earnings Presentation will also be available at www.teekaylng.com in advance of the conference call start time.
The conference call will be recorded and available until Friday, May 20, 2011. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 7351063.
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About Teekay LNG Partners L.P.
Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors. Teekay LNG Partners L.P. provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate charter contracts with major energy and utility companies through its fleet of 21 LNG carriers (including one LNG regasification unit), five LPG carriers and 11 conventional tankers. Four of the 21 LNG carriers are newbuildings scheduled for delivery in 2011 and 2012. Three of the five LPG carriers are newbuildings scheduled for delivery in 2011.
Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
Web site: www.teekaylng.com
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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except unit data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2011	2010	2010(1)
	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	93,219	97,516	92,492

OPERATING EXPENSES
Voyage expenses	370	685	141
Vessel operating expenses	20,807	20,545	21,028
Depreciation and amortization	22,349	22,658	22,156
General and administrative	6,326	7,566	5,392
Gain on sale of vessel	—	(4,340)	—
Restructuring charge	—	—	49

	49,852	47,114	48,766

Income from vessel operations	43,367	50,402	43,726

OTHER ITEMS
Interest expense	(11,754)	(12,217)	(12,774)
Interest income	1,578	1,805	1,873
Realized and unrealized gain (loss) on derivative instruments(2)	10,769	27,064	(26,812)
Foreign exchange (loss) gain(3)	(21,033)	7,528	23,221
Equity income(4)	8,057	10,526	1,317
Other (expense) income — net	(1,247)	(1,435)	470

Net income	29,737	83,673	31,021

Net income attributable to:
Non-controlling interest	4,757	7,301	301
Dropdown Predecessor(1)	—	—	2,258
Partners	24,980	76,372	28,462

Limited partners’ units outstanding:

Weighted-average number of common units outstanding	55,106,100	54,705,598	44,972,563
- Basic and diluted

Weighted-average number of subordinated units outstanding	—	—	7,367,286
- Basic and diluted

Weighted-average number of total units outstanding	55,106,100	54,705,598	52,339,849
- Basic and diluted
Total number of units outstanding at end of period	55,106,100	55,106,100	52,339,849

(1)
Results for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit for the periods prior to their acquisition in March 2010 by the Partnership when they were owned and operated by Teekay Corporation are referred to as the Dropdown Predecessor.

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(2)
The realized losses relate to the amounts the Partnership actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments as detailed in the table below.

	Three Months Ended
	March 31, 2011	December 31, 2010	March 31, 2010
Realized losses relating to:
Interest rate swaps	(10,237)	(10,394)	(11,214)
Toledo Spirit time-charter derivative contract	—	(1,919)	—

	(10,237)	(12,313)	(11,214)

Unrealized gains (losses) relating to:
Interest rate swaps	19,806	37,277	(15,398)
Toledo Spirit time-charter derivative contract	1,200	2,100	(200)

	21,006	39,377	(15,598)

Total realized and unrealized gains (losses) on derivative instruments	10,769	27,064	(26,812)

(3)
For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the consolidated statements of income.

(4)
Equity income includes unrealized gains (losses) on derivative instruments of $2.6 million, $6.4 million and $(2.2) million for the three months ended March 31, 2011, December 31, 2010 and March 31, 2010, respectively.

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS (1)
(in thousands of U.S. dollars)

	As at March 31, 2011	As at December 31, 2010
	unaudited	unaudited
ASSETS
Cash and cash equivalents	72,612	81,055
Restricted cash — current	88,443	82,576
Other current assets	23,448	25,273
Advances to affiliates	7,238	6,133
Restricted cash — long-term	493,483	489,562
Vessels and equipment	1,922,164	1,940,041
Advances on newbuilding contracts	80,933	79,535
Net investments in direct financing leases	414,327	415,695
Derivative assets	50,688	62,283
Investments in joint ventures	180,868	172,898
Other assets	32,389	33,167
Intangible assets	121,263	123,546
Goodwill	35,631	35,631

Total Assets	3,523,487	3,547,395

LIABILITIES AND EQUITY
Accounts payable, accrued liabilities and unearned revenue	53,594	56,971
Current portion of long-term debt and capital leases	557,567	343,790
Advances from affiliates and joint venture partners	132,210	133,410
Long-term debt and capital leases	1,600,770	1,793,459
Derivative liabilities	167,364	199,965
Other long-term liabilities	106,563	106,477
Equity
Non-controlling interest(2)	21,828	17,123
Partners’ equity	883,591	896,200

Total Liabilities and Total Equity	3,523,487	3,547,395

(1)
Due to the Partnership’s agreement to acquire Teekay Corporation’s 100 percent interest in the two Skaugen Multigas Carriers, it is required to consolidate these vessels prior to the actual acquisition date under U.S. GAAP.

(2)
Non-controlling interest includes the 30 percent portion of the RasGasII Project, 31 percent of the equity interest in the Tangguh project and 1 percent of the equity interest in both the Kenai LNG Carriers and the Excalibur Joint Venture, which in each case the Partnership does not own.

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2011	2010(1)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	39,670	60,486

FINANCING ACTIVITIES
Distribution to Teekay Corporation for the acquisition of the Bermuda Spirit, Hamilton Spirit and Alexander Spirit	—	(33,997)
Proceeds from issuance of long-term debt	24,118	28,246
Scheduled repayments of long-term debt	(16,275)	(19,248)
Prepayments of long-term debt	(12,000)	(9,000)
Scheduled repayments of capital lease obligations and other long-term liabilities	(2,482)	(774)
Advances to and from affiliates	1,401	(4,420)
Repayment of joint venture partners’ advances	(59)	—
Equity contribution from Teekay Corporation to Dropdown Predecessor	—	466
Cash distributions paid	(37,666)	(31,587)
(Increase) decrease in restricted cash	(3,213)	299
Other	(120)	(120)

Net financing cash flow	(46,296)	(70,135)

INVESTING ACTIVITIES
Receipts from direct financing leases	1,367	1,268
Expenditures for vessels and equipment	(3,184)	(2,651)
Advances to joint venture partner and joint venture	—	(94)

Net investing cash flow	(1,817)	(1,477)

Decrease in cash and cash equivalents	(8,443)	(11,126)
Cash and cash equivalents, beginning of the period	81,055	108,350

Cash and cash equivalents, end of the period	72,612	97,224

(1)
In accordance with GAAP, the Consolidated Statements of Cash Flows includes the cash flows relating to the Dropdown Predecessor for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit, for the period from September 3, 2009, June 24, 2009 and May 27, 2009, respectively to March 17, 2010, when the vessels were under the common control of Teekay, but prior to their acquisition by the Partnership.

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TEEKAY LNG PARTNERS L.P.
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME
(in thousands of U.S. dollars)
Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended	Three Months Ended
	March 31, 2011	March 31, 2010
	(unaudited)	(unaudited)
Net income — GAAP basis	29,737	31,021
Less:
Net (income) attributable to Dropdown Predecessor	—	(2,258)
Net (income) attributable to non-controlling interest	(4,757)	(301)

Net income attributable to the partners	24,980	28,462
Add (subtract) specific items affecting net income:
Foreign exchange loss (gain)(1)	21,033	(23,096)
Unrealized (gains) losses from derivative instruments(2)	(21,006)	15,598
Unrealized (gains) losses from derivative instruments from equity accounted investees(2)	(2,554)	2,182
Restructuring charge and other(3)	949	49
Non-controlling interests’ share of items above	2,484	(1,804)

Total adjustments	906	(7,071)

Adjusted net income attributable to the partners	25,886	21,391

(1)	Foreign exchange gains primarily relate to the revaluation of the Partnership’s debt, capital leases and restricted cash denominated in Euros.

(2)	Reflects the unrealized gain (loss) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.

(3)
Amount for three months ended March 31, 2011 relates to a one-time management fee associated with the portion of stock-based compensation grants to Teekay’s former President and Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011.

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TEEKAY LNG PARTNERS L.P.
APPENDIX B — RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, gains and losses on vessel sales, unrealized gains and losses from derivatives, income from variable interest entity, deferred income taxes, foreign exchange related items and net income attributable to the Dropdown Predecessor before depreciation. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles distributable cash flow to net income.

Three Months
Ended
March 31, 2011
(unaudited)

Net income	29,737
Add:
Depreciation and amortization	22,349
Partnership’s share of joint ventures’ DCF before estimated maintenance capital expenditures	7,863
Non-cash tax expense	617
Unrealized foreign exchange loss	21,033
Less:
Unrealized gain from derivatives and other non-cash items	(19,427)
Estimated maintenance capital expenditures	(11,168)
Equity income from joint ventures	(8,057)

Distributable Cash Flow before Non-controlling interest	42,947
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(3,866)

Distributable Cash Flow	39,081

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TEEKAY LNG PARTNERS L.P.
APPENDIX C — SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended March 31, 2011
	(unaudited)
	Liquefied Gas	Conventional Tanker
	Segment	Segment	Total
Net voyage revenues(1)	65,784	27,065	92,849
Vessel operating expenses	11,077	9,730	20,807
Depreciation and amortization	15,124	7,225	22,349
General and administrative	3,324	3,002	6,326

Income from vessel operations	36,259	7,108	43,367

	Three Months Ended March 31, 2010
	(unaudited)
	Liquefied Gas	Conventional Tanker
	Segment	Segment	Total
Net voyage revenues(1)	65,813	26,538	92,351
Vessel operating expenses	11,416	9,612	21,028
Depreciation and amortization	15,238	6,918	22,156
General and administrative	2,744	2,648	5,392
Restructuring charge	—	49	49

Income from vessel operations	36,415	7,311	43,726

(1)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth opportunities; improvements in the LNG sector; the timing of LNG and LPG/Multigas newbuilding deliveries and incremental cash flows relating to long-term, fixed-rate contracts serviced by these newbuildings; the growth opportunities in floating LNG regasification market; the Partnership’s financial position, including available liquidity; and the potential for the Partnership to increase distributable cash flow from future projects and acquisitions of additional vessels from third parties. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the unit price of equity offerings to finance acquisitions; changes in production of LNG or LPG, either generally or in particular regions; development of LNG and LPG projects; required approvals by the Conflicts Committee of the Board of Directors of the Partnership’s general partner to acquire any projects offered to the Partnership by Teekay Corporation; less than anticipated revenues or higher than anticipated costs or capital requirements; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; LNG and LPG/Multigas project delays or shipyard production delays which would change the expected timing and cost of newbuild vessel deliveries; the Partnership’s ability to raise financing to purchase additional vessels or to pursue LNG or LPG/Multigas projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2010. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
	By:	/s/ Peter Evensen
Peter Evensen
Date: May 13, 2011		Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)